Exhibit 99.2

Amended Code of Business Conduct (Revised July 2020)

1. Policy Definition

Husky’s Code of Business Conduct sets out the minimum standards of conduct to which its personnel are required to adhere.

2. Scope

The Code of Business Conduct (the “Code”) applies to Husky Energy Inc. and all divisions, subsidiaries and affiliate companies over which it exercises control (collectively, “Husky” or the “Company”). It also applies to all officers, directors and employees of Husky, which, for these purposes, includes Husky temporary or contract staff (collectively referred to as “Personnel”).

3. Purpose

Husky Energy Inc. is committed to upholding high standards of business integrity, and seeks to deter wrongdoing and to promote transparent, honest, legal and ethical behaviour in all its business dealings. It is for this reason the Code was developed.

4. General Guidelines for Appropriate Conduct

Personnel are expected to accept certain responsibilities, adhere to legal requirements, and exhibit a high degree of personal integrity at all times. Personnel are expected to refrain from behaviour that might be harmful to themselves, their co-workers, business associates or the Company. The intent of the Code is not to place unreasonable restrictions on Personnel’s personal actions, but to set out the standards they are expected to meet in their capacity as Personnel. Personnel are expected to comply with the Code and all Husky policies, and are to comply with any additional requirements set by their employing company or by local law, which may be stricter than those set out here.

Husky will strive to ensure the activities of its Personnel and agents are consistent with these principles. Any breach of the Code is considered serious and may result in disciplinary action up to and including the immediate termination of employment for just cause in accordance with the prevailing laws and regulations of the jurisdiction the Personnel are in, or the immediate termination of a service contract.

If Personnel have any questions relating to the Code, they are to seek the advice of their Department Manager, the executive responsible for their business unit, or the Legal Department.

5. Compliance with Laws

Personnel must recognize, be familiar with, and comply with the governmental laws, rules, and regulations that apply to Husky’s business and activities in the areas in which their employing company operates.

6. Diversity and Respectful Workplace

Husky is an equal opportunity employer and is committed to an environment that is free of discrimination, harassment and violence, and where respectful treatment is the norm. The Company supports and promotes the protection of human rights and prohibits discrimination based on the grounds protected by law in the jurisdictions in which Personnel are employed.

All incidents involving harassment, discrimination, and violence should be reported. Such allegations are taken seriously and treated in a discreet and timely manner. Husky strictly prohibits retaliatory action in any form against any Personnel who, in good faith, reports a possible violation.

See Diversity and Respectful Workplace Policy 2.02 for further information.

7. Alcohol and Drugs

Husky is committed to providing a safe, healthy and productive work environment. Personnel make a valuable contribution to Husky’s success through safe, efficient and conscientious performance of their duties. Personnel are required to be fit for duty when reporting for work and remain fit for duty at all times while at work. All Personnel are required to report any unsafe work conditions, including when they suspect Personnel are not fit for duty.

The use of alcohol and/or drugs, including legal drugs and prescription medications that may be mood-altering or impair judgment, may adversely affect job performance, productivity, business decisions and the safety and well - being of our Personnel and the communities in which Husky operates. Personnel are required to declare if they are not fit for duty and to consult with a health services provider if they are under treatment that may impair performance in order to ensure the continued safe operation of Husky’s business. The nature of treatment or illness does not need to be disclosed.

Personnel who have an alcohol or drug dependency or any concerns related to the use or abuse of alcohol and/or drugs are required to seek assistance at the earliest opportunity. Assistance and support is provided through the Employee and Family Assistance Program (“EFAP”). EFAP services are completely confidential and offered at no cost to employees and their family members.

See Drug and Alcohol Policy 2.09, Statement of Alcohol and Drug Requirements for Contract Labour Program Office Contractors and the EFAP Guide for further information.

8. Conflicts of Interest and Outside Activities

Personnel must avoid all situations in which their personal interests conflict with their duties to Husky or the interests of the Company. To do so, Personnel must be sensitive to any activities, interests or relationships that might conflict, or even appear to conflict, with their ability to act in the best interests of Husky. Personnel are required to disclose any potential conflict of interest upon commencing work, and must immediately disclose any potential conflicts of interest that arise or they become aware of after starting at Husky. Such disclosure should be made to their Department Manager or the executive responsible for their business unit. If the Department Manager or the executive responsible for their business unit is uncertain whether the situation is contrary to this Policy, he or she is expected to consult with Husky’s Senior Vice President, Corporate Affairs & Human Resources or Senior Vice President, General Counsel & Secretary.

A potential conflict of interest arises any time Personnel or any related person (defined below) engage in any activity that may:

a.

result, directly or indirectly, in such Personnel (outside their role with the Company) or any related person receiving a benefit from a relationship with Husky, or may result in a lost opportunity to Husky; or

b.	interfere with such Personnel’s objectivity or effectiveness in performing their duties and responsibilities to Husky.

A “related person” is generally a person with whom an individual has a close personal relationship, a member of an individual’s household, or a person financially dependent on an individual. At a minimum, this includes a spouse, civil partner, and any person living in the same home as the individual.

Any of the following activities can create conflicts as described further below:

a.	Outside work, employment, or other endeavours:

•	in areas similar to those in which Husky is involved;

•	for customers, contractors, partners or competitors of Husky; or

•	that otherwise have the potential to affect objectivity and work performance.

b.	Performing outside work or soliciting outside business on Husky’s premises or on Husky’s time.

c.	Using Husky’s equipment or services, materials, resources or proprietary information for outside work.

d.	Engaging in any activities that could reflect negatively on Husky or its Personnel’s reputation.

e.	Holding any management role or any financial interest in, or taking a loan from, a company or organization that is a contractor, customer, partner or competitor of Husky.

The restrictions on relationships with contractors, customers, partners and competitors set out in this section will also apply, as appropriate, to affiliates of those entities.

Unless Personnel have disclosed the matter and obtained approval as set forth above, they should not:

a.

Influence, or seek to influence, a corporate decision in a manner that favours another individual or organization in the expectation of realizing personal gain for themselves, a related person, or others with whom they have or have had an association.

b.	Own, either directly or indirectly, a significant financial interest in any contractor, customer, partner or competitor of Husky. A financial interest is significant if the holding is either:

•	5% or more of the stock, assets or other interests of the contractor, customer, partner or competitor; or

•	10% or more of the Personnel’s net assets.

Such financial interest includes, among other things, significant investments in oil and gas properties and shares or securities of Husky’s joint ventures.

c.	Own any investments that could materially affect their judgment with respect to Husky’s business interests.

d.	Act as an officer, director, partner, consultant, representative, agent, advisor or employee of any of the following:

•	a contractor, customer, partner or competitor of Husky;

•	any business that is involved in technical areas or product lines that are similar to those of Husky;

•	any business whose customers include Husky, its customers or contractors; or

•	any organization that has or seeks business dealings with Husky where there exists (or may appear to exist) an opportunity for special consideration for the Personnel or the organization.

e.

Accept any directorship, consulting or advisory appointment or engage in any other activity that could create a conflict of interest that may impair Husky’s reputation for impartiality and fair dealings. Examples of such other activities include the following:

•

owning a financial interest with an employee or representative of a contractor, customer, partner or competitor of Husky with whom the Personnel regularly come into contact while performing Husky business;

•

accepting a personal discount (on products, services or other items) from an employee or representative of a contractor, customer, partner or competitor of Husky, which is not generally available in the normal course of business; and

•	dealing directly in the course of normal Husky responsibilities with a related person who is employed by a contractor, customer, partner or competitor of Husky.

9. Proper Record-Keeping

If Personnel prepare any accounting, sales, or operations records, they are required to do so in a manner that ensures Husky’s books, records and accounts reflect accurately, fairly, in reasonable detail, and on a timely basis, all transactions, acquisitions, dispositions of assets, and other business affairs of Husky.

Personnel are prohibited from the following:

a.	establishing or maintaining any unrecorded funds, assets or transactions on behalf of Husky;

b.	making any false, artificial, or misleading entries in the books, records and documents of Husky for any reason;

c.	engaging in any arrangement internally and/or externally that results in such prohibited acts; and

d.	initiating any transaction or making any payment on behalf of Husky with the intention or understanding that the transaction or payment is other than what is described in its documentation.

10. Community Investment

Husky’s Community Investment program supports the corporate business strategy by building Husky’s reputation as a responsible and constructive member of the communities in which we operate. The Company’s Funding Guidelines are publicly available to promote understanding of Husky’s focus areas and to assist potential applicants. Personnel may not, directly or indirectly, on behalf of Husky or for any purpose related to Husky’s business, make any community investment donation without adhering to the rules and processes set out in Community Investment Policy 1.14.

See Community Investment Policy 1.14 for further information.

11. Political Donations

Husky and its Personnel may not, directly or indirectly (including through reimbursement by Husky), on behalf of or at the direction of Husky or for any purpose related to Husky’s business, make any political contributions in Canada, the United States or any other country.

12. Lobbying

Prior to engaging in any lobbying activities, Personnel should consult with:

a.	their Senior Vice President or the Legal Department to ensure compliance with all applicable lobbying rules; and

b.	the Senior Manager, Government & Indigenous Relations for guidance.

Lobbying is generally not a prohibited activity, but in many jurisdictions there are lobbying laws that require registration and public filings of reportable lobbying activities that have taken place on behalf of the Company. Husky maintains a semi-monthly internal reporting process in order to facilitate these filings, and Personnel must report to their Senior Vice President any lobbying activities they or their reports participate in either on behalf of Husky or as a member of an association in which they are a Husky representative (for example, CAPP) (“Lobbying Confirmation”).

Personnel may be lobbying on behalf of Husky if they are communicating with a “public office holder”. The term “public office holder” is often very broadly defined and includes elected officials and their staff, public servants, government agencies, government appointees and political or government staff.

Although the definition of lobbying varies from jurisdiction to jurisdiction, it generally captures the following, which should be reported in the subsequent Lobbying Confirmation:

a.	Oral, written or in-person communications with any public office holders with respect to:

•	the making, amending or repealing of any current or proposed law, regulation, policy, program or financial benefit; or

•	the awarding, amendment or termination of any contract, grant or financial benefit by or on behalf of the government or government entity.

b.	Active participation by Husky in any industry association initiative with respect to making, amending or repealing any current or proposed law, regulation, policy, program or financial benefit.

c.

Engagement by Husky of any external contractor or advisor where that contractor or advisor indicates to Husky that they will be making a lobbying filing in respect of the activity for which they have been engaged.

The following types of communications generally do not constitute lobbying, and do not need to be reported:

a.	Requests for information from Husky or a public office holder.

b.	Information about Husky’s business activities.

c.	Communication about the interpretation or enforcement of law.

d.	Communication about implementation or administration of a policy or program.

e.	Public hearings.

If Personnel have any doubt as to whether their communication with a public office holder constitutes lobbying, they should either contact the Legal Department or include a brief summary of the communication in their the next Lobbying Confirmation so that it can be reviewed by the Legal Department.

13. Company Resources

13.1 Safeguard Company Resources

Personnel are expected to safeguard all Husky assets and information, including any personal or third party private information. Personnel must not engage in any theft, pilferage, willful damage, or misuse of Husky property. Such conduct may be a crime and may be reported to appropriate law enforcement authorities.

13.2 Confidential Information and Intellectual Property

Personnel are prohibited from disclosing, misappropriating, or using confidential information or intellectual property which is owned, developed, or otherwise possessed by Husky, except as specifically authorized, and only for the performance of their duties for Husky. Personal use of confidential information or intellectual property is prohibited.

Confidential information includes, but is not limited to, corporate records, contractor and customer lists, reports, papers, devices, processes, programs, plans, methods, other intellectual property, other non-public information, and any other information which is designated as confidential at the time it is made available to an individual or which, because of the circumstances under which it is received, would reasonably be considered to be confidential. This applies to information owned or developed by Husky, or by third parties and in the possession of Husky. Confidential information also includes any earnings information, other financial information, or information about significant business transactions that has not been publicly disclosed by Husky. See Company Communications, Disclosure and Insider Trading/Reporting Policy 1.02 for further information.

Intellectual property includes computer software programs, processes, methods, inventions, formulas, research devices, reports or articles containing any form of unique or original innovation or development, whether or not protected by patent, trademark, copyright, or otherwise. Any intellectual property created or developed by Personnel within the scope of their employment is owned by Husky.

13.3 Use of E-mail, Voicemail, Computer and Other Technology

Husky assets are the property of Husky and are provided for the purpose of conducting work for the Company. Reasonable personal use may be permitted provided that it is otherwise in compliance with Husky’s policies and the Company reserves the right to monitor, review and restrict use (including personal use) of its property at all times. Personnel are responsible for exercising good judgment regarding the reasonableness of personal use and the amount and type of personal information they store. If any doubt exists, Personnel should consult their supervisor or Department Manager.

All users of Husky assets shall:

a.	comply with all legal requirements;

b.	in no way cause harm to Husky’s public image;

c.	do nothing to adversely impact other users’ use of, or access to, Husky assets; and

d.	comply with all Husky policies, procedures and guidelines.

Subject to applicable law, Husky may monitor, review, audit, intercept and access Personnel’s communications using Husky’s technology for any legitimate business reason, or when required by law. Personnel understand that monitoring of their private communications and use of Husky’s technology may be necessary due to certain legitimate business reasons or when required by law.

See Information Security Policy 5.07 and Acceptable Use Standard for further information

13.4 Record Retention

Husky creates, receives and maintains records to carry out business activities and to document actions, transactions and decisions. Husky owns all of the information and records that are created, generated or received by Personnel and others performing business activities on behalf of Husky.

A record, regardless of format or media, contains information that has business and economic value to the Company, provides evidence of legal, financial or operational activity and may contain business decisions, actions or policies. All records must be managed to ensure Husky retains information in accordance with its obligations, applicable policies and procedures and Husky’s Records Retention Schedule, and to ensure records are available for business use. Personnel are required to comply with all applicable legal obligations regarding the preservation of documents and information.

See Information Management Policy 5.04 and Information Management Standard 4.0 for further information.

14. Fair Competition

Husky is committed to conducting business ethically and legally. A key component of this commitment is to comply with competition laws, the purpose of which is to preserve and promote a competitive market economy. Competition laws in Canada and other jurisdictions contain civil and criminal offences including price-fixing and bid-rigging. Other conduct that may raise competition concerns includes refusal to deal, market restriction, tied selling, exclusive dealing, resale price maintenance, price discrimination, abuse of a dominant position, or non-criminal agreements between competitors. Accordingly, Personnel are prohibited from performing any anti-competitive acts, including:

a.

engaging in communications or entering into any agreement or understanding with Husky’s actual or potential competitors, whether oral or written, direct or indirect, private or public, that might allow anyone to infer an agreement or understanding between actual or potential competitors about:

•

price, sale or purchase terms (including, but not limited to, agreements on credit terms or discounts, or agreements to issue same or similar price lists or to stabilize prices or coordinate the timing of pricing changes);

•	production or supply (including, but not limited to, agreements to fix, maintain, control, prevent, lessen or eliminate the supply of a product); or

•	allocation of customers, territories, sales or product markets;

b.

entering into an agreement or understanding, whether oral or written, where Husky and one or more parties agree that one or more of them will refrain from bidding, agree to bid at agreed prices, or agree to withdraw a bid (known as bid rigging);

c.

entering into any agreement or understanding, whether oral or written, where Husky and one or more competitors agrees to refuse to deal with customers or suppliers, or an agreement to hinder a customer, supplier or competitor in some manner;

d.

sharing confidential competitively sensitive information with actual or potential competitors. This includes information relating to: pricing, pricing policies, discounts, rebates or terms; supply and contractors; customers; marketing or business strategies; revenues or margins; costs; product offerings; capacity and production levels; and other competitively sensitive information; and

e.

participating in discussions regarding competitively sensitive information at trade association or industry meetings, or in other settings, when actual or potential competitors are present. If such discussions occur at a meeting, Personnel should loudly state that they do not wish to take part in such discussion, request that their departure be recorded in the minutes, if applicable, and leave the room or hang up the telephone, as applicable. They must also immediately report the discussions to their supervisor and the Legal Department.

The consequences of violating competition laws are serious and can include criminal sanctions, which may include imprisonment and significant fines. Personnel’s questions arising with respect to compliance with competition laws, including whether any proposed business strategies or plans may raise concerns with respect to competition laws, should be referred to their supervisor or to the Legal Department.

See Competition Act Compliance Policy 1.18 for further information.

15. Transactions and Relationships with Contractors

The Procurement Business Unit (“Procurement”) is responsible for procurement and contract activities and provides corporate leadership for entering into external commitments with contractors as defined in Procurement Policy 1.05. Upon receiving internal authorization, Procurement will enter into agreements, in accordance with the Code, that minimize risk, including process and occupational safety risks to Husky, maximize value and ensure security of supply.

Procurement sets the guidelines used to procure goods, equipment and contractor services in accordance with the Procurement Practices maintained by the Procurement function.

Procurement determines the procurement and contracting strategy in concert with the client group. Creating a competitive marketplace is a key component of Husky’s procurement strategy. Competitive bidding is the preferred approach, but it is only one of a number of strategies that is used. Sole sourcing is only used where there is proper justification. Personnel are prohibited from improperly disclosing any information regarding bids, evaluations, negotiations or award of business in general which, in the opinion of Husky, could create an unfair advantage or disadvantage for an individual bidder or jeopardize the bid process or the intent of Husky’s procurement process.

See Procurement Policy 1.05 for further information.

16. Bribery and Other Improper Payments

Husky strictly prohibits any:

a.	Bribes or any other corrupt payments made on Husky’s behalf.

b.

Personnel from authorizing, paying, promising or offering to give an advantage or anything of value to any individual or entity in order to improperly influence that individual or entity to act favourably towards Husky.

c.	Personnel from requesting or authorizing any third party to make any such payment, promise or offer.

d.

Personnel from soliciting or accepting advantages, bribes or any other corrupt payments, or acting as an intermediary for a third party in the solicitation, acceptance, payment or offer of an advantage or a bribe.

e.

“Off-the-books” payments and any falsification or destruction of Husky books, records or accounts to conceal bribery of public officials, commercial bribery or any other corrupt payments. This prohibition applies regardless of amount.

Such behaviour is illegal and is unacceptable business conduct wherever Husky conducts business.

Bona fide hospitality, promotional offerings and other business courtesies are not prohibited to the extent that they are reasonable, proportionate and permissible under all applicable laws, rules and regulations, including any ethical codes. Husky prohibits its Personnel from improperly providing business courtesies or anything of value to any individual, including public officials, in exchange for that individual taking some action that benefits Husky.

For the purposes of these prohibitions, whether the recipient of any bribe or corrupt payment works in the public or private sector is irrelevant.

In some countries where Husky conducts business, it may be local practice for businesses to make payments of nominal value to lower-level government officials in order to expedite or facilitate routine, non-discretionary government actions. Husky, however, strictly prohibits facilitation payments, whether legal or not, subject to certain extreme emergency situations as discussed in Anti-Bribery and Anti-Corruption Policy 1.24.

As well as complying with the provisions in the Code, Personnel must exercise common sense and judgment in assessing whether any arrangement could be perceived to be corrupt or otherwise inappropriate. If Personnel have any questions about any proposed action, the applicability of this section or questions regarding the propriety of specific business courtesies, they must consult the executive responsible for their business unit or the Senior Vice President, General Counsel & Secretary before proceeding.

See Anti-Bribery & Anti-Corruption Policy 1.24 for more information.

17. Accepting Hospitality, Promotional Offerings and Other Business Courtesies

The acceptance of bona fide hospitality, promotional offerings and other business courtesies are not prohibited by the Code provided they comply with the following principles:

a.	they must be reasonable and not excessive;

b.

they must be of modest value, both in isolation and when considered in the context of other gifts and hospitality received from the same source (i.e. numerous modest gifts received over a short period of time from the same source could cumulatively be viewed as excessive);

c.	they are at a level and frequency which Husky, at its expense, could provide in return;

d.	they must be appropriate and consistent with reasonable business practice;

e.

they must only be accepted if the intent is to build or maintain a business relationship or offering of normal courtesy rather than to influence Personnel’s objectivity or impartiality in making a specific business decision;

f.	Personnel cannot solicit or accept anything of value which might influence business decisions or compromise independent judgment;

g.	they should never be accepted in exchange for, or if there is an expectation of, Personnel or Husky providing or maintaining a business advantage;

h.	they must be permissible under all applicable laws, rules and regulations including any ethical codes; and

i.	they must be accepted in a transparent manner and not disguised from Husky or the accepting party’s supervisor and subject to the permission of Husky as may be required by law or otherwise.

Examples of things of value that are prohibited include, but are not limited to:

a.	kickbacks or a quid pro quo;

b.	free provision of services, or use of facilities or property;

c.	cash or cash equivalents;

d.	gifts that are not modest in value, both in isolation and when considered in the context of other gifts and hospitality received;

e.	excessive entertainment and hospitality, and any accommodation or transportation not directly associated with the execution of Husky business;

f.	favours, including offers of employment or internships to Personnel, a related person or anyone else of Personnel’s choosing;

g.	other favours such as engaging a company owned by Personnel or a related person or paying inflated prices to purchase Personnel’s or a related person’s property or services;

h.	donations to a charity or other cause of Personnel’s choosing;

i.	political donations; and

j.	loans, loan guarantees or other extensions of credit on preferential terms, or other intangible forms of preferential treatment.

Personnel must exercise common sense and judgment in assessing whether any hospitality, promotional offerings, or other business courtesy could be perceived to be inappropriate.

If Personnel have any questions about the applicability of this section they must consult the executive responsible for their business unit or the Senior Vice President, General Counsel & Secretary before proceeding. See Anti-Bribery & Anti-Corruption Policy 1.24 for information on the provision of hospitality, promotional offerings and other business courtesies.

18. Insider Trading

Husky has publicly traded securities and therefore must comply with certain legal and regulatory requirements regarding the public disclosure of material information, and its Personnel must comply with insider trading and reporting requirements. Personnel must comply with all trading restrictions and blackout periods set forth in Company Communications, Disclosure and Insider Trading/Reporting Policy 1.02. (“Policy 1.02”)

Personnel may become aware of non-public Material Information (as defined in Policy 1.02) – that is, information that has not been made publicly available by Husky in either a press release or an annual or interim financial report that could reasonably be expected to have a significant effect on the market price or value of the Company’s securities.

Personnel and their spouse, minor children and anyone else living in the household of the Personnel (“Related Parties”) are prohibited from:

a.	purchasing or selling;

b.	exercising options to purchase or sell; or

c.	tipping, counselling or procuring someone else to purchase or sell or not to purchase or sell,

securities of Husky while they are in the possession of knowledge of non-public Material Information relating to Husky (even if it was acquired as a “tip” from others). Trading or tipping while in possession of non-public Material Information is a serious violation of the law and can result in severe civil or criminal penalties, including imprisonment.

Policy 1.02 will continue to apply after termination of the relationship of Personnel (as defined in that Policy) with Husky to the extent that the individual is in possession of non-public material information at the time of termination. In such case, no transaction in securities of Husky may take place until the information becomes public or ceases to be material.

If Personnel are unsure whether information is non-public Material Information, they must consult the Legal Department before disclosing the information or making any decision to buy or sell a security.

See Policy 1.02 for further information.

19. External Communications

Husky designates specific people to speak on behalf of the Company to groups which include, but are not limited to, the investment community, investors, regulators and the media. The Code also extends to social media platforms, including, but not limited to, Facebook, Twitter and YouTube.

See Company Communications, Disclosure and Insider Trading/Reporting Policy 1.02 for further information.

20. Privacy

Husky respects the privacy of individuals and is committed to maintaining the accuracy, confidentiality and security of personal information under its custody or control.

It is Husky’s policy to comply with the privacy legislation within each jurisdiction in which the Company operates. Sometimes the privacy legislation and/or an individual’s right to privacy are different from one jurisdiction to another. Privacy Policy 5.02 applies to Husky’s activities that are governed by the privacy legislation applicable to its operations in Canada and the United States of America. The policy has limited scope and application. Consequently, the rights and obligations described in the policy may not be available to all individuals or in all jurisdictions.

Husky is a family of affiliated companies. Members of the Husky group of companies sometimes provide management, administrative and other goods and services to other members of the Husky group. Personal information may be collected, used, retained or disclosed by and between members of the Husky group in the provision of such goods and in the performance of such services.

Internal parties and contractors are expected to comply with the Privacy Policy when collecting, using, retaining, disclosing or otherwise dealing with personal information.

Collection, processing and use of personal information should be handled with respect for the rights and interests of the person and in accordance with the applicable privacy legislation, and should be performed within the scope of a specific purpose and should be reasonably and fairly related to such purpose.

See Privacy Policy 5.02 for further information.

21. Sanctions and Anti-Money Laundering

Husky and its Personnel conduct business in many nations around the world and are subject to various trade sanctions and anti-money laundering (“AML”) laws. Wherever it does business, Husky is committed to complying with applicable trade sanctions and AML laws and regulations.

Trade sanctions laws prohibit trade without prior governmental consent, involving sanctioned countries or individuals that are identified on, or owned or controlled by an individual or entity identified on, various prohibited party lists. In some cases, a person in possession or control of property belonging to a target of sanctions may be required to freeze or block that property to deny the target’s use of the property.

Money laundering is a term used to describe the process of hiding the criminal origins of money or proceeds within legitimate businesses or business activities. AML laws are designed to help prevent legitimate businesses from being used by criminals for this purpose, and to assist law enforcement agencies to detect and recover criminal assets and terrorist funding. While AML laws most directly impact financial institutions by requiring them to report certain transactions, any business, including Husky, is subject to prohibitions against money laundering itself and, in some countries, obligations to report when it has reasonable grounds to know or suspect that someone is laundering money or supporting the financing of terrorism.

Personnel are strictly prohibited from:

a.

engaging in, or facilitating, any business or transaction with Sanctioned Countries or a Sanctions Target (as such terms are defined in the Sanctions & Anti-Money Laundering Policy 1.27) without express written clearance from the Deputy CFO & Treasurer to be obtained after government authorization; and

b.	engaging in, or facilitating, any business or transaction that constitutes, or facilitates, money laundering or terrorist financing.

Before entering into a transaction with a potential counterparty, the counterparty will be screened by Supply Chain Management or Middle Office, as appropriate, using Husky’s counterparty vetting processes. As a part of this process, it will be determined if such party or the applicable jurisdiction is targeted by any sanctions regime. If the party appears in the database, it will be reviewed in accordance with the escalation process.

See Sanctions & Anti-Money Laundering Policy 1.27 for further information.

22. Reporting Suspected Non-Compliance

Adherence to this Code is an integral part of the employment evaluation process for Personnel and also an integral part of the engagement of Third - Party Representatives. If any Personnel becomes aware of any actual or suspected breach or non-compliance of this Policy, they must report the incident in one of the following ways:

a.	discuss the matter with their supervisor, Department Manager or Human Resources Business Partner;

b.

report the concern to the Ethics Help Line, which may be done anonymously, either over the phone or online by going to the secure EthicsPoint website at www.ethicspoint.com and selecting “File a Report” at the top of the screen; or

c.	contact any one of the Senior Vice President, Corporate Affairs & Human Resources, the Senior Vice President, General Counsel & Secretary, the CFO, the CEO, or the Chairman of the Audit Committee.

Husky strictly prohibits retaliatory action in any form against any Personnel who, in good faith, reports a possible breach or non-compliance with the Code. Any such retaliatory action is a breach of this Code. A report is not in good faith if made, (1) knowing that it is false or misleading or knowing that there is not a sufficient preliminary indication of breach or non-compliance, or (2) solely to intentionally harm any person or entity associated with Husky. When a report is not made in good faith, the reporter may be subject to disciplinary action, including summary termination for just cause in accordance with the prevailing laws and regulations of the applicable jurisdiction, or the immediate termination of a service contract. Disciplinary measures may be taken against Personnel if they participated in prohibited activity, even if they reported it.

After a report is made, all Personnel must cooperate fully and openly with any investigation into suspected breach or non-compliance of the Code. Failure to cooperate or to provide truthful information may lead to the individual being subject to disciplinary action, up to and including termination for just cause in accordance with the prevailing laws and regulations of the applicable jurisdiction, or the immediate termination of a service contract.